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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*


    Universal Display Corporation (formerly Enzymatics, Inc.)
- -----------------------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $.01 per share
- -----------------------------------------------------------------
                 (Title of Class of Securities)

                           293951 10 9
         ----------------------------------------------
                         (CUSIP Number)

         c/o Richard O. Scribner, Salomon Brothers Inc,
       Seven World Trade Center, New York, New York 10048,
                         (212) 783-7395
- ----------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          June 22, 1995
          --------------------------------------------
     (Date of Event with Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  (   )

Check the following box if a fee is being paid with the
statement.  (   )  A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
CUSIP No. 293951-10-9                             Page   2   of   8   Pages
- ---------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Salomon Brothers Holding Company Inc  (I.R.S.
          Identification No.)
- ---------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [   ]
                                                               (b)  [ X ]
- ---------------------------------------------------------------------------
     3    SEC USE ONLY
- ---------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          WC
- ---------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                            [ X ]
- ---------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- ---------------------------------------------------------------------------
   NUMBER OF   7    SOLE VOTING POWER

    SHARES     ------------------------------------------------------------

 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY              45,421
               ------------------------------------------------------------
     EACH      9    SOLE DISPOSITIVE POWER

   REPORTING   ------------------------------------------------------------

  PERSON WITH  10   SHARED DISPOSITIVE POWER

                         45,421
- ---------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               45,421
- ---------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                           [   ]
- ---------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 5.0%
- ---------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

          CO, HC
- ---------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                               ATTESTATION.

                          SCHEDULE 13D


          Salomon Brothers Holding Company Inc hereby amends and restates its Statement on Schedule 13D dated May 29, 1992, as amended by an Amendment No. 1 dated September 23, 1992, relating to the Common Stock, $.01 par value per share, of Enzymatics, Inc. (the "Schedule"). All capitalized terms used in this Amendment and not otherwise defined have the meaning set forth in the Schedule.

Item 1.   Security and Issuer.

          The title of the class of equity securities to which this statement relates is the common stock (the "Common Stock"), $.01 par value, of Enzymatics, Inc., a Pennsylvania corporation (the "Issuer"). The Principal executive offices of the Issuer are located at 500 Enterprise Road, Horsham, Pennsylvania 19044.

Item 2.   Identity and Background.

          This statement on Schedule 13D is being filed by Salomon Brothers Holding Company Inc ("SBHC"), a corporation organized under the laws of the State of Delaware, the principal executive offices of which are located, and principal business activities conducted, at Seven World Trade Center, New York, New York 10048. SBHC is a wholly-owned subsidiary of Salomon Inc, a corporation organized under the laws of the State of Delaware, the principal executive offices of which are located, and principal business activities conducted, at Seven World Trade Center, New York, New York 10048. Salomon Brothers Inc ("SBI"), a wholly-owned subsidiary of SBHC, is a corporation organized under the laws of the State of Delaware, the principal executive offices of which are located, and principal business activities conducted, at Seven World Trade Center, New York, New York 10048.

          The principal business of SBHC is the ownership of all the outstanding shares of common stock of SBI. SBI is a registered broker-dealer that succeeded to the business of Salomon Brothers, a New York limited partnership, on October 1, 1981. The principal business of SBI is the general brokerage, dealer and investment banking business. The principal business of Salomon Inc is the ownership of all the outstanding shares of common stock of SBHC and Phibro Energy, Inc. (a trader of crude oil and oil products, petrochemicals and plastics).

          PB-SB Ventures, Inc., a Delaware corporation and wholly-owned subsidiary of SBHC, is the general partner of PB-SB 1985 Investment Partnership VII, a New York limited partnership (the "Partnership"). The Partnership is an employees' security company exempt from registration under the Investment Company Act of 1940, whose principal offices are located and principal business activities are conducted at Seven World Trade Center, New York, New York 10048.

          The names, business addresses and principal occupations or employments of the executive officers and directors of SBHC and Salomon Inc are set forth in Annex A and Annex B, respectively, which are incorporated herein by reference.

          In May, 1989, the SEC simultaneously instituted and settled an administrative proceeding against SBI for infractions of the "short sale" provisions of Section 10(a) of the Securities Exchange Act of 1934 (the "1934 Act") and Rules 10a-1(a) and 10a-1(c) promulgated thereunder and for violation of the recordkeeping provisions of Section 17(a) of the 1934 Act and Rule 17a-4(j) promulgated thereunder in connection with alleged short sales in certain New York Stock Exchange listed securities for SBI's account on October 19, 1987. SBI consented to an order censuring SBI and requiring SBI to maintain certain procedures with respect to the determination of "net long" positions and to consult with an independent certified public accountant or outside legal counsel to review the adequacy of such procedures and implement improvements in the procedures if required.

          On May 20, 1992, SBI and Salomon Inc (together "Salomon") consented, without admitting or denying any of the allegations of the concurrently filed complaint, to the entry of a Final Judgment of Permanent Injunction and Other Relief (the "Final Judgment") in settlement of an action arising out of alleged misconduct in auctions of U.S. Treasury securities and government securities trading, brought by the Securities and Exchange Commission (the "SEC") in the United States District Court of the Southern District of New York, entitled Securities and Exchange Commission v. Salomon Inc and Salomon Brothers Inc. Among other things, the Final Judgment enjoins Salomon from violations of Section 17(a) of the Securities Act of 1933 (the "1933 Act"), Section 10(b), 15(c)(1) and 17(a) of the Securities Exchange Act of 1934 (the "1934 Act") and Rules 10b-5, 15c1-2, 17a-3 and 17a-4 promulgated thereunder. Pursuant to the settlement, Salomon was required to pay a total amount of $290,000,000, with $100,000,000 going to a fund for the payment of private claims for compensatory damages arising out of the U.S Treasury auction and related matters and $190,000,000 to the United States in payment of civil penalties under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 and a forfeiture of assets to and settlement of claims with the Department of Justice, including an antitrust complaint filed by the Department of Justice against SBI. On the same day, in other related actions solely involving SBI, the SEC instituted and settled an administrative proceeding relating to a failure to supervise the person responsible for the alleged misconduct, the Federal Reserve Bank of New York announced the continuation of SBI's primary dealer designation but a cessation of its trading activity with SBI commencing June 1, 1992, with full trading resuming on August 3, 1992, and the Department of Treasury announced that SBI would be permitted to resume bidding for customers on August 3, 1992, having restricted SBI to purchasing securities for its own account in U.S. Treasury auctions since August 18, 1991.

          Other than as aforesaid, during the last five years neither SBHC, SBI, nor, to the best knowledge of SBHC, Salomon Inc or any of the persons listed in Annex A and Annex B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which SBHC, SBI, Salomon Inc or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The citizenship of each of the executive officers and directors of SBHC and Salomon Inc is set forth in Annex A and Annex B, respectively, which are incorporated herein by reference.

Item 3.   Source and Amount of Funds or Other Consideration.

          The amounts of funds used by SBHC and the Partnership in making the purchase of the 64,286 shares and 21,428 shares of Common Stock acquired by SBHC and the Partnership, respectively, pursuant to the Offering (as described in Item 4 below) was $450,000 and $150,000, respectively. These funds came from working capital of SBHC and the Partnership, respectively. In addition, a total of 41,472 shares and 13,824 shares of Common Stock were issued to SBHC and the Partnership, respectively, in payment of accrued dividends on shares of convertible preferred stock of the Issuer previously held by SBHC and the Partnership, as described in Item 4 below.

Item 4.   Purpose of Transaction.

          SBHC and the Partnership acquired their shares of Common Stock in connection with the Issuer's initial public offering (the "Offering"). Prior to the Offering, SBHC and the Partnership owned a total of 1,432,970 shares and 477,657 shares, respectively, of the Series A, Series B and Series C Convertible Preferred Stock of the Issuer. Each share of the Series A, Series B and Series C Convertible Preferred Stock was convertible into one share of the Issuer's Common Stock.

          In May 1992 the Issuer effected a one for 5.35 reverse split of its Common Stock. The Series A, Series B and Series C Convertible Preferred Stock was converted into Common Stock on the effective date of the Offering. After giving effect to the conversion of the Series A, Series B and Series C Convertible Preferred Stock and the one for 5.35 reverse split (and without giving effect to the transactions described in the following paragraph), SBHC and the Partnership owned 267,845 shares and 89,282 shares, respectively, of Common Stock.

          Effective upon the closing of the Offering, which occurred on May 21, 1992, SBHC and the Partnership received 41,472 shares and 13,824 shares, respectively, of Common Stock in payment of dividends accrued on the Series A, Series B and Series C Convertible Preferred Stock. Pursuant to the Offering, SBHC and the Partnership also purchased 64,286 shares and 21,428 shares, respectively, of Common Stock at the $7.00 per share initial public offering price.

          The shares of Common Stock were acquired by SBHC and the Partnership in the ordinary course of business for investment purposes.

          Dr. Sandra Panem, a former employee and currently an outside consultant of SBI, served as a member of the Board of Directors of the Issuer representing the interests of SBHC until June 18, 1993.

          On June 22, 1995, a wholly-owned subsidiary of the Issuer merged with and into Universal Display Corporation. Universal Display Corporation, the surviving corporation in the merger, became a wholly-owned subsidiary of the Issuer and changed its name to UDC, Inc. Simultaneously with the consummation of the merger, the Issuer changed its name to Universal Display Corporation. Pursuant to the merger, SBHC and the Partnership each received shares of common stock of Universal Display Corporation, par value $.01 per share ("UDC Common Stock"), in exchange for the shares of Common Stock of Enzymatics, Inc. beneficially owned by each.

Item 5.   Interest in Securities of the Issuer.

          As of September 18, 1992, SBHC and the Partnership beneficially owned 373,603 shares and 124,534 shares, respectively, of Common Stock, representing approximately 6.52% and 2.17%, respectively, of the issued and outstanding shares of Common Stock.

          By virtue of the relationship between SBHC and the Partnership (described in Item 2 above), SBHC may be deemed to have indirect beneficial ownership of, and shared voting and dispositive power with respect to, shares of Common Stock held directly by the Partnership. In the aggregate, SBHC and the Partnership hold 498,137 shares of Common Stock, or 8.69% of the total number of shares of Common Stock issued and outstanding.

          By virtue of the relationship between SBHC and Salomon
Inc (described in Item 2 above), Salomon Inc may be deemed to share voting and dispositive power with respect to shares of Common Stock beneficially held directly by SBHC and the Partnership.

          Except as described above, neither SBHC nor, to the best knowledge of SBHC, Salomon Inc, the Partnership nor any of the persons listed in Annex A or Annex B, made any purchases or sales of shares of Common Stock from March 30, 1992 through May 29, 1992.

          At 4:00 p.m., Eastern Daylight Savings Time, on May 20, 1996, SBHC and the Partnership beneficially owned 34,066 and 11,355, respectively, of UDC Common Stock, representing approximately 0.45% and 0.15%, respectively, of the 7,637,268 shares of UDC Common Stock issued and outstanding as of December 31, 1995, as indicated in UDC's Prospectus dated April 11, 1996.

          By virtue of the relationship between SBHC and the Partnership (described in Item 2), SBHC may be deemed to have indirect beneficial ownership of, and shared voting and dispositive power with respect to, shares of UDC Common Stock held directly by the Partnership. In the aggregate, SBHC and the Partnership hold 45,421 shares of UDC Common Stock, or 0.59% of the total number of shares of UDC Common Stock issued and outstanding.

          By virtue of the relationship between SBHC and Salomon Inc (described in Item 2), Salomon Inc may be deemed to share voting and dispositive power with respect to shares of UDC Common Stock beneficially held directly by SBHC and the Partnership.

          (e) On June 22, 1995, SBHC ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          SBHC and the Partnership are parties with other investors to a Stock Purchase Agreement dated April 9, 1991 with the Issuer. Subject to certain conditions and limitations, the investors party to this Stock Purchase Agreement may require the Issuer to include their shares of Common Stock in certain public offerings undertaken by the Issuer.

          SBHC and the Partnership have signed "lock-up" agreements providing that they will not, without the prior written consent of the representatives of the Issuer's underwriters, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock owned by them for a period of 180 days from May 14, 1992.

Item 7.   Exhibits.

Exhibit 1      Stock Purchase Agreement dated April 9, 1991.

Exhibit 2      Lock-Up Letter dated April 14, 1992.

Exhibit 3      Lock-Up Letter dated April 14, 1992.
                             ANNEXES

A.   Updated list of Executive Officers and Directors of Salomon
     Brothers
     Inc and of Salomon Brothers Holding Company Inc

B.   Updated list of Executive Officers and Directors of Salomon
     Inc

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 1996


                         SALOMON BROTHERS HOLDING COMPANY INC


                         By___________________________________
                           Name:  Matthew Levitan
                           Title:  Managing Director

                                                         May 1996


                             ANNEX A
               EXECUTIVE OFFICERS AND DIRECTORS OF
              SALOMON BROTHERS HOLDING COMPANY INC


                                   Principal Occupation
Name and Title                     and Business Address
- --------------                     --------------------

Jerome H. Bailey(1)                Chief Financial Officer and
Chief Financial Officer and          Managing Director
  Managing Director                Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

                                   Chief Financial Officer
                                   Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Rodney B. Berens(1) (2)            Managing Director
Managing Director                  Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Thomas W. Brock(1)                 Chairman and Chief Executive
Managing Director                    Officer
                                   Salomon Brothers Asset
                                     Management Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Robert E. Denham(3)                Director, Chairman and
Managing Director                    Chief Executive Officer
                                   Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Eric C. Fast(2)                    Managing Director
Managing Director                  Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Bruce C. Hackett(1)                Managing Director
Managing Director                  Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

John L. Haseltine(1)(2)            Managing Director
Managing Director                  Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Toshiharu Kajima(1) (4)            Chief Executive Officer
Managing Director                  Salomon Brothers Asia Limited
                                   Akasaka Park Building
                                   2-20, Akasaka 5-chome
                                   Minatu-Ku, Tokyo 107  Japan

Thomas W. Jasper                   Treasurer and Managing
Treasurer and Managing Director      Director
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Deryck C. Maughan(1)(2)(3)(5)      Chairman and Chief Executive
Chairman and Chief Executive         Officer
  Officer                          Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Kenneth K. Marshall(1)             Chief Administrative Officer
Chief Administrative Officer         and Managing Director
   and Managing Director           Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Eduardo G. Mestre(1) (2)           Managing Director
Managing Director                  Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Peter J. Middleton(1) (5)          Chief Executive Officer
Managing Director                  Salomon Brothers International
                                     Limited
                                   Victoria Plaza
                                   111 Buckingham Palace Road
                                   London, SW1B  0SB
                                   England

Robert H. Mundheim(1)              Secretary and Managing
Secretary and Managing Director      Director
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Shigeru Myojin(1) (2) (4)          Vice Chairman and Managing
Vice Chairman and                    Director
   Managing Director               Salomon Brothers Inc
                                   Salomon Brothers Asia Limited
                                   Akasaka Park Building
                                   2-20, Akasaka 5-chome
                                   Minatu-Ku, Tokyo 107  Japan



          The officers and directors of Salomon Brothers Holding
Company Inc ("SBHC") are the same as those for Salomon Brothers
Inc.

                           Citizenship

          Except as footnoted below, each of the individuals listed above is a citizen of the United States.


______________________
(1)  Member of the Management Board
(2)  Member of the Operating Committee
(3)  Member of the Board of Directors
(4)  Citizen of Japan
(5)  Citizen of Great Britain

                                                         May 1996

                             ANNEX B
                EXECUTIVE OFFICERS AND DIRECTORS
                         OF SALOMON INC


                                   Principal Occupation
Name and Title                     and Business Address
- --------------                     --------------------

Dwayne O. Andreas                  Chairman of the Board and
Director                             Chief Executive
                                   Archer Daniels Midland Company
                                   Box 1470
                                   Decatur, Illinois  62525

Jerome H. Bailey                   Chief Financial Officer
Chief Financial Officer            Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

                                   Chief Financial Officer and
                                     Managing Director
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Warren E. Buffett(1)               Chairman and Chief Executive
Director                             Officer
                                   Berkshire Hathaway Inc.
                                   1440 Kiewit Plaza
                                   Omaha, Nebraska  68131

Richard J. Carbone                 Controller
Controller                         Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Robert E. Denham(1)                Director, Chairman and Chief
Director, Chairman and Chief         Executive Officer
  Executive Officer                Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Dr. Claire M. Fagin                Leadership Professor
Director                           School of Nursing
                                   University of Pennsylvania
                                   Philadelphia, Pennsylvania 19104

John L. Haseltine                  Managing Director
Director                           Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Gedale B. Horowitz                 Senior Executive Director
Director and Executive             Salomon Brothers Holding
  Vice President                     Company Inc
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Thomas W. Jasper                   Treasurer
Treasurer                          Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

                                   Treasurer and Managing Director
                                   Salomon Brothers Holding
                                     Company Inc
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Deryck C. Maughan(2)               Chairman and Chief Executive
Director and Executive               Officer
Vice President                     Salomon Brothers Holding
                                     Company Inc
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

David O. Maxwell                   Retired
Director                           c/o Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

William F. May(1)                  Chairman and Chief
Director                             Executive Officer
                                   Statue of Liberty-Ellis
                                     Island Foundation, Inc.
                                   c/o Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Robert H. Mundheim                 Executive Vice President and
Executive Vice President and         General Counsel
  General Counsel                  Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Charles T. Munger                  Vice Chairman
Director                           Berkshire Hathaway Inc.
                                   355 So. Grand Avenue
                                   Los Angeles, California  90071

Shigeru Myojin(3)                  Vice Chairman
Director                           Salomon Brothers Inc
                                   Victoria Plaza
                                   111 Buckingham Palace Rd.
                                   London, SW1W OSB, England

Louis A. Simpson(1)                Director, President and
Director                           Chief Executive Officer,
                                   Capital Operations
                                   GEICO Corporation
                                   One Geico Plaza
                                   5260 Western Avenue
                                   Washington, D.C.  20076-0001

Robert G. Zeller(1)                Retired
Director                           c/o Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

                           Citizenship

          Except as footnoted below, each of the individuals
listed above is a citizen of the United States.
____________________
(1)  Member of the Executive Committee
(2)  Citizen of Great Britain
(3)  Citizen of Japan